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For Immediate Release

Jim Prentice joins the Board of Directors of BCE Inc.

MONTRÉAL, July 21, 2011 – The Board of Directors of BCE Inc. today announced the appointment of The Honourable Jim Prentice, P.C., Q.C., as a Director of BCE Inc. and Bell Canada.

“Jim Prentice has a well-established reputation for insight and integrity built on his many years of strategic experience in Canadian business and government that will serve BCE shareholders very well,” said Thomas C. O’Neill, Chair of the Board of BCE and Bell. “We are extremely pleased that he has accepted our invitation to join the Board.”

Mr. Prentice currently serves as Senior Executive Vice-President and Vice Chairman of CIBC. First elected to the House of Commons for Calgary Centre North in 2004, Mr. Prentice served in a variety of Cabinet posts from 2006 through November 2010, including Minister of Industry and Chair of the Operations Committee of Cabinet. As Minister of the Environment, he was Canada’s principal intermediary with the U.S. administration on energy and environment matters.

A graduate of the University of Alberta and Dalhousie Law School, Mr. Prentice practiced law in Calgary before entering public office, specializing in commercial law. Appointed Queen’s Counsel in 1992, he served as Co-Chair of the Indian Claims Commission of Canada from 1993 to 2000.

About BCE
BCE (TSX, NYSE: BCE) is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit bell.ca/letstalk.

For BCE corporate information, please visit bce.ca. For more on Bell products and services, please visit bell.ca. For Bell Media, please visit bellmedia.ca.

For further information:

Media inquiries:
Marie-Ève Francoeur
Bell Media Relations
514 391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca